NEWS RELEASE

SHAW ANNOUNCES CLOSING OF C$300 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (February 19, 2016) – Shaw Communications Inc. (“Shaw”) announced today that it has closed its offering of C$300 million principal amount of 3.15% senior notes due 2021. The senior notes were made available in Canada under Shaw’s previously filed shelf prospectus pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. The net proceeds of this offering will be used for working capital and general corporate purposes, which may include directly or indirectly funding payment of a portion of the purchase price for the previously announced acquisition by Shaw of WIND Mobile.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca